

Legal Services
800 King Street
Wilmington, DE 19801

P. O. Box 231
Wilmington, DE 19899-0231

Christie Day Cannon
Associate General Counsel

302-429-3826
302-429-3801 Fax
christie.cannon@conectiv.com

<u>Exhibit F-2</u>

Securities and Exchange Commission
Office of Public Utility Regulation
450 Fifth Street, N.W.
Washington, D.C. 20549

June 7, 2005

Re: Pepco Holdings, Inc.
        SEC File No. 70-10290

Ladies and Gentlemen:

As Associate General Counsel of PHI Service Company, representing Pepco Holdings, Inc. ("PHI"), I have acted as counsel to PHI with respect to the transactions proposed and described in the Application-Declaration on Form U-1 (File No. 70-10290) (the "Application-Declaration") of PHI filed on February 28, 2005, with the Securities and Exchange Commission (the "Commission"), under the Public Utility Holding Company Act of 1935, as amended (the "Act").

In the Application-Declaration, as amended, PHI requested approval to (1) amend its charter to eliminate classification of the Board of Directors (the "Proposed Amendment"), and (2) solicit proxies from the holders of PHI's shares of common stock to implement the Proposed Amendment.

I am a member of the bar of the State of Delaware, the state in which PHI is incorporated. I am not an active member of the bars of other states. I do not hold myself out as an expert in the laws of any state other than Delaware.

Based on the foregoing, I am of the opinion that:

1.   PHI is a corporation validly organized and duly existing under the laws of the State of Delaware.

2.   The solicitation of proxies and implementation of the Proposed Amendment have been carried out in accordance with the Application-Declaration.

3.   All state laws applicable to the solicitation of proxies and implementing the Proposed Amendment have been complied with.

4.   The solicitation of proxies and implementation of the Proposed Amendment did not violate the legal rights of the holders of any securities issued by PHI or any associate company thereof.

This letter is addressed to the Commission, and no person or entity, other than the Commission, may rely on it. I hereby consent to the use of this opinion as Exhibit F-2 to the Application-Declaration.

Very truly yours,

/s/ CHRISTIE DAY CANNON

Christie Day Cannon